

Victor Sawma · 3rd

cto-cio / co-founder at intouch sal

Lebanon · 500+ connections · **Contact info**

 **SUKAD Corp**

 **University of Ottawa**

Experience



cto-cio
SUKAD Corp
Nov 2020 – Present · 3 mos



cto-cio / co-founder
intouch mena
Jan 2013 – Present · 8 yrs 1 mo
Lebanon

Intouch is a digital communication firm that consults on & provides holistic connectivity solutions.
Since 1997 we have been embracing the online world, and have managed to master it by staying up-to-date with the latest trends and technologies; consequently providing …see mor

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Senior Lecturer
Notre Dame University - Louaize (NDU)
Feb 2003 – Present · 18 yrs

Lecturer at the Department of Computer Science, Faculty of Natural and Applied Sciences at NDU, Zouk Mosbeh, Lebanon



CTO / Partner
NetDesignPlus ltd.

Feb 2001 – Dec 2012 · 11 yrs 11 mos

A web development and design company based in Beirut, Lebanon with branches in Doha Qatar and reseller locations in UAE, KSA and Bahrain. NetDesignPlus provides interactive solutions for the Internet ranging from corporate websites to reach complicated online interactive solutions including e-commerce, web services and Intranet / Extranet services.



Security Test Lead
IBM Canada

Mar 2000 – Feb 2003 · 3 yrs

I was the security test lead for Websphere Commerce Suite (WCS). My duties involved planning, implementing and evaluating security tests. My work was through the Center for Advanced Studies (CAS), a joint venture between IBM and the University of Ottawa. My duties also involved providing training sessions related to Web technologies to other colleagues.

Education



University of Ottawa
MS, Computer Science

2000 – 2003

Activities and Societies: Team Lead for developing and testing an Online Currency Exchange System code-named "EX".

My thesis "E-Commerce Security: A Systematic Approach for Deriving Effective Countermeasures" was nominated for the Best Thesis Award at Ottawa University.

Notre Dame University
BS, Computer Science

1993 – 1997

NDL



